

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2015

Via E-mail
Mr. Rehan A. Jaffer
H Partners Management, LLC
888 Seventh Avenue, 29th Floor
New York, New York 10019

> **Re: Tempur Sealy International, Inc.**
> **Definitive Additional Materials on Schedule 14A**
> **Filed April 7, 2015**
> **File No. 001-31922**

Dear Mr. Jaffer:

We have reviewed your filing and have the following comments.

General

1. In your next solicitation materials, please clarify that stockholders who wish to vote for, or selectively vote against less than all of, Mr. McLane, Mr. Masto and Mr. Sarvary must use the company's proxy card.

Slide 37

2. You appear to be asserting that both TA and FF "effectively controlled" the chairmanship of both the board of directors and the nominating and corporate governance committee thereof, and that TA and FF "retain Board representation." Additionally, you refer to Mr. McLane as a "TA Director" on slide 57, and to Mr. Masto as an "FF Director" on slide 59. Please provide support for the assertion that Mr. McLane and Mr. Masto are not serving on their own merits and are instead representing the interests of TA and FF, respectively, in discharging their fiduciary duties to the Company and its stockholders.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
Steve Wolosky, Esq.
Olshan Frome Wolosky LLP